Exhibit (d)(7)

MOSYS, INC.
EXECUTIVE CHANGE-IN-CONTROL AND SEVERANCE POLICY

(effective as of April 27, 2016)

MOSYS, INC.
EXECUTIVE CHANGE-IN-CONTROL AND SEVERANCE POLICY

1.                                      INTRODUCTION

This Executive Change-in-Control and Severance Policy (the “Policy”) is established by MoSys, Inc., effective as of April 27, 2016 (the “Effective Date”), to provide for the payment of certain benefits in connection with certain terminations of an Executive’s employment, including in connection with a potential Change-in-Control of the Company.

2.                                      DEFINITIONS

2.1.                            Administrator.  For purposes of this Policy, “Administrator” means the Committee or the person(s) designated by the Committee as the administrator of this Policy.

2.2.                            Board.  For purposes of this Policy, the “Board” means the Board of Directors of the Company.

2.3.                            Cause.  For purposes of this Policy, “Cause” means Executive’s:

a.              willful failure to attend to Executive’s duties that is not cured by Executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the Board) specifying such failure;

b.              material breach of Executive’s then-current employment agreement (if any) that is not cured by Executive within 30 days of receiving written notice from the CEO (or, in the case of the CEO, from the Board) specifying such breach;

c.               conviction of (or plea of guilty or nolo contendere to) any felony or any misdemeanor involving theft or embezzlement; or

d.              misconduct resulting in material harm to the Company’s business or reputation, including fraud, embezzlement, misappropriation of funds or a material violation of the Executive’s Employment, Confidential Information, Non-Disclosure, Invention Assignment and Arbitration Agreement.

2.4.                            Change-in-Control.  For purposes of this Policy, “Change-in-Control” means the occurrence of any of the following:

a.              an acquisition after the Effective Date by an individual, an entity or a group in one or more related transactions (excluding the Company or an employee benefit plan of Company or a corporation controlled by the Company’s stockholders) of 45% or more of the Company’s common stock or voting securities; or;

b.              a consummation of a complete liquidation or dissolution of the Company or a merger, consolidation, reorganization or sale of all or substantially all of the Company’s assets (collectively, a “Business Combination”) other than a Business Combination in which (i) the stockholders of the Company receive (or continue to own) 50% or more of the stock of the corporation resulting from the Business Combination and (ii) at least a majority of the board of directors of such resulting corporation were incumbent directors of the Company immediately prior to the consummation of the Business Combination, and (iii) after which no individual, entity or group (excluding any corporation or other entity resulting from the Business Combination or any employee benefit plan of such corporation or of the Company) who did not own 45% or more of the stock of the resulting corporation or other entity immediately before the Business Combination owns 45% or more of the stock of such resulting corporation or other entity.

2.5.                            Code.  For purposes of this Policy, “Code” means the Internal Revenue Code of 1986, as amended.

2.6.                            Committee.  For purposes of this Policy, “Committee” means the Compensation Committee of the Board.

2.7.                            Company.  For purposes of this Policy, “Company” means MoSys, Inc., a Delaware corporation, and any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of MoSys, Inc.

2.8.                            Constructive Termination.  For purposes of this Policy, “Constructive Termination” means the termination of Executive’s employment (a) by the Company other than for Cause or Disability or (b) by the Executive for Good Reason.

2.9.                            Disability.  For purposes of this Policy, “Disability” means a physical or mental impairment for which the Executive qualifies for benefits under the Company’s long-term disability program, as it may be amended from time to time.

2.10.                     Equity Award.  For purposes of this Policy, “Equity Award” means each incentive award relating to the Company’s common stock (whether stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares, performance units or other similar awards); provided, however, that Equity Award will not include any such award that vests in whole or part based on achievement of performance goals and that is subject to an award agreement that expressly provides for treatment of the award in connection with a Change-in-Control (or like concept) in a manner that conflicts with this Policy, unless expressly so stated in the terms of the award agreement or pursuant to a specific resolution adopted by the Board or the Committee.

2.11.                     Executive.  For purposes of this Policy, “Executive” means any one of the following individuals:  the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Vice President of Sales & Marketing, and Vice President of Technology Innovation & System Applications.

2.12.                     Good Reason.  For purposes of this Policy, “Good Reason” means the occurrence of any of the following conditions without Executive’s consent, but only if such condition is reported by the Executive within 90 days of Executive’s knowledge of such condition and remains uncured 30 days after written notice from Executive to the Board of said condition:

a.              a material reduction in Executive’s then-current base salary or annual target bonus (expressed as a percentage of Executive’s then-current base salary), except for a reduction proportionate to reductions concurrently imposed on all other members of the Company’s executive management;

b.              a material reduction in Executive’s then-current employee benefits package, taken as a whole, except for a reduction proportionate to reductions concurrently imposed on all other members of the Company’s executive management;

c.               a material reduction in Executive’s responsibilities with respect to the Company’s overall operations, such that continuity of responsibilities with respect to business operations existing prior to a corporate transaction will serve as a material reduction in responsibilities if such business operations represent only a subsidiary or business unit of the larger Company after the corporate transaction;

d.              a material reduction in the responsibilities of the Executive’s direct reports, including a requirement for the Chief Executive Officer to report to another officer as opposed to the Company’s Board or a requirement for any other Executive to report to any officer other than the Company’s Chief Executive Officer;

e.               a material breach by the Company of any material provision of Executive’s then-current employment agreement (if any);

f.                a requirement that Executive relocate Executive’s Company office to a location more than 35 miles from Executive’s then-current Company office location, unless such office relocation results in the distance between the new office and Executive’s home being closer or equal to the distance between the prior office and Executive’s home;

g.               a failure of a successor or transferee to assume the Company’s obligations under this Policy; or

h.              a failure to nominate Executive for election as a Board director if at the proper time for nomination, the Executive is a Board member.

2.13.                     In Connection with a Change-in-Control.  For purposes of this Policy, a termination of Executive’s employment will be “in Connection with a Change-in-Control” if:

a.              Executive’s employment terminates at any time prior to a Change-in-Control and it is determined in good faith by the Committee and the Board that such termination is attributable to the Change-in-Control; or

b.              Executive’s employment terminates on or within 24 months following a Change-in-Control.

3.                                      CHANGE-IN-CONTROL BENEFITS

If employed by the Company at the time of a Change-in-Control, the Company’s Chief Executive Officer will receive the following change-in-control benefits from the Company:

3.1.                            Cash Bonus.  The Company’s Chief Executive Officer will receive a single lump sum payment equal to the sum of (a) one (1) year of his or her then-current base salary plus (b) the average of his or her annual bonus payments in the preceding three (3) years or such shorter time as he or she has been employed at the Company (with prorated weighting assigned to any bonus earned for a partial year of employment).  This lump sum payment will be made within 60 days following the Change-in-Control.

3.2.                            Equity Award Acceleration.  The Company’s Chief Executive Officer will vest in 100% of his or her outstanding Equity Awards effective as of the Change-in-Control.

3.3                               Additional Benefits.  The Company’s Chief Executive Officer will also receive the benefits described in Sections 4.3 and 4.5.

4.                                      CHANGE-IN-CONTROL SEVERANCE BENEFITS

If Executive (other than the Chief Executive Officer) experiences a Constructive Termination in Connection with a Change-in-Control, Executive will receive the following severance benefits from the Company.

4.1.                            Earned Amounts.  Executive will receive all compensation that is earned but unpaid as of the date of termination, including salary, commissions and accrued but unused paid time off and vacation, and will receive reimbursement of all business expenses properly submitted according to the Company’s then-current reimbursement policy.

4.2.                            Cash Severance.  Executive will receive a single lump sum severance payment equal to the sum of (a) one (1) year of Executive’s then-current base salary (but without giving effect to any reduction in salary that serves as Good Reason for the Executive’s Constructive Termination) plus (b) the average of Executive’s annual bonus payments in the preceding three (3) years or such shorter time as Executive has been employed at the Company (with prorated weighting assigned to any bonus earned for a partial year of employment).  This lump sum payment will be made within 60 days following termination of employment.

4.3.                            Benefits.  The Company will on a monthly basis reimburse Executive the full premium amount (less withholding taxes) charged under the Consolidated Omnibus Budget Reconciliation Act (COBRA) for continuation of the group health insurance in effect for Executive and Executive’s participating dependents as of the date of termination for twelve (12) months after the termination date, subject to earlier termination of reimbursement as of the effective date of Executive’s coverage under a group health insurance plan of a subsequent employer. Executive shall be required to notify the Administrator immediately if Executive becomes covered by a medical, dental, or vision insurance plan of a subsequent employer.

4.4.                            Equity Award Acceleration.  Executive will vest in 100% of Executive’s outstanding Equity Awards effective as of the Executive’s termination of employment (or, if later, the date of the Change-in-Control).

4.5.                            Equity Award Extension.  Executive’s outstanding Equity Awards that are structured as stock options, stock appreciation rights or similar awards shall be amended effective as of the date of termination to provide that such awards will remain outstanding and exercisable until the earlier of twelve (12) months following the Executive’s termination of employment and the expiration of the award’s initial term.

5.                                      CONDITIONS FOR PAYMENT OF SEVERANCE

5.1.                            Release of Claims.  The payment of any severance or other benefits pursuant to Articles 3 or 4 of this Policy will be subject to Executive signing and not revoking a release of claims agreement in a form approved by the Company, and such release becoming effective and irrevocable within 60 days of Executive’s termination or such earlier deadline required by the release. Any severance amounts or benefits otherwise payable between the date of Executive’s termination and the date such release becomes effective shall be paid on the effective date of such release. If the release does not become effective within the time period set forth above, Executive will forfeit all rights to severance payments and benefits under this Policy.

5.2.                            Confidentiality.  The payment of any severance or other benefits pursuant to Articles 3 or 4 of this Policy will be subject to Executive’s adherence to Executive’s Employment, Confidential Information, Non-Disclosure, Invention Assignment and Arbitration Agreement (and/or any similar agreement as the Company and Executive may enter into from time to time).

6.                                      COORDINATION WITH OTHER BENEFITS

6.1.                            Existing Severance Benefits.  Any Executive that is, at the time this Policy is first adopted, subject to another agreement providing for severance and/or change-in-control benefits will be subject to, and benefit under, this Policy only if the Executive signs an amendment to such agreement providing that this Policy supersedes all severance and change-in-control provisions of any other agreements with the Company.

6.2.                            Sole Severance Benefit.  If any severance benefits and payments are payable to an Executive under this Policy, then such amounts will be the only severance benefits and payments that are due to Executive’s upon Executive’s Constructive Termination.

6.3.                            Mitigation.  Executive will not be required to mitigate the amount of any payment contemplated by this Policy, nor will any earnings that Executive may receive from any other source reduce any such payment.

7.                                      LIMITATION ON BENEFITS

7.1.                            Treatment of Parachute Payments.  To the extent that any of the payments and benefits provided for in this Policy or otherwise payable to Executive (the “Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code, the amount of such Payments shall be either:

(i) the full amount of the Payments, or

(ii) a reduced amount that would result in no portion of the Payments being subject to the excise tax imposed pursuant to Section 4999 of the Code (the “Excise Tax”),

whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income and employment taxes and the Excise Tax, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefit.  In the event that any Excise Tax is imposed on the Payments, Executive will be fully responsible for the payment of any and all Excise Tax, and the Company will not be obligated to pay all or any portion of any Excise Tax.

7.2.                            Determination of Amounts.  All computations and determinations called for by Section 7.1 shall be promptly determined and reported in writing to the Company and the Executive by independent public accountants or other independent advisors selected by the Company and reasonably acceptable to the Executive (the “Accountants”), and all such computations and determinations shall be conclusive and binding upon the Executive and the Company.  For the purposes of such determinations, the Accountants may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make their required determinations.  The Company shall bear all fees and expenses charged by the Accountants in connection with these services.

8.                                      ADMINISTRATION

The Policy will be administered by the Administrator.  The Administrator may interpret the Policy, prescribe, amend and rescind rules and regulations under the Policy and make all other determinations necessary or advisable for the administration of the Policy, subject to all of the provisions of the Policy.  The Administrator may delegate any of its duties hereunder to such person or persons from time to time as it may designate.

9.                                      AMENDMENT OR TERMINATION

The terms set forth herein will be effective from the Effective Date until third anniversary of the Effective Date (the “Term”).  The Board will have the right to amend or terminate this Policy at any time in its sole discretion; provided, however that any amendment or termination reasonably determined to have an adverse effect on any then-eligible Executives cannot take effect during the Term or within twenty-four (24) months after a Change-in-Control without the express written consent of all adversely affected Executives.

10.                               NOTICES

10.1.                     Notice.  Notices and all other communications contemplated by this Policy will be in writing and will be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of Executive, mailed notices will be addressed to him/her at the home address which he/she most recently communicated to the Company in writing. In the case of the Company, mailed notices will be addressed to its corporate headquarters, and all notices will be directed to the attention of the Company’s Chief Executive Officer (or to the attention of the Company’s Chief Financial Officer in the case of a notice from the Company’s Chief Executive Officer).

10.2.                     Notice of Termination.  Any Constructive Termination will be communicated by a notice of termination to the other party hereto given in accordance with Section 10.1 of this Policy. Such notice will indicate the specific termination provision in this Policy relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and will specify the termination date.

11.                               SECTION 409A

11.1.                     General.  Any benefits payable under this Policy upon an Executive’s termination will be interpreted to require that Executive experiences a “separation from service” (as such term is defined in Treasury regulations issued under Code Section 409A).  Further, if Executive is a “specified employee” within the meaning of Code Section 409A at the time of his separation from service (other than due to Executive’s death), then the severance benefits payable to Executive under this Policy that are considered deferred compensation under Section 409A and are due to Executive on or within the six-month period following his separation from service will accrue during such six-month period and will become payable (without interest) in a lump sum payment on the earlier of (a) the first payroll date that occurs on or after the date six months and one day following the date of Executive’s separation from service and (b) the Executive’s death.

11.2.                     Reimbursements.  Notwithstanding any other provision herein to the contrary, to the extent that any in-kind benefit or reimbursement arrangement provides for a payment that is considered deferred compensation under Section 409A, then such in-kind benefit or reimbursements will be made in accordance with Treasury Regulations 1.409A-3(i)(1)(iv) including: (a) the amount of such in-kind benefits provided in any calendar year and the amount of such expenses eligible for reimbursement in any calendar year will not affect the in-kind benefits to be provided or expenses eligible for reimbursement in any other calendar year; (b) in no event will any such expenses be reimbursed after the last day of the calendar year following the calendar year in which the Executive incurred such expenses; and (c) in no event will any such right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit or payment.

11.3.                     Interpretation.  The foregoing provisions are intended to be exempt from or comply with the requirements of Code Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Code Section 409A, and any ambiguities herein will be interpreted accordingly.  Notwithstanding the foregoing, the Company makes no representations as to the tax compliance or treatment of any benefits payable under this Policy. The Company and Executive agree to work together in good faith to consider amendments to this Policy and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition.

12.                               MISCELLANEOUS

12.1.                     Choice of Law.  The validity, interpretation, construction and performance of this Policy will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).

12.2.                     Integration.  Except as provided in Section 6.1 of this Policy, this Policy represents the entire agreement and understanding between the parties as to the payment of severance or other benefits if Executive’s employment with the Company terminates, including in Connection with a Change-in-Control, and supersedes all prior or contemporaneous agreements and the vesting provisions of any Equity Award, with respect to the subject matter of this Policy.

12.3.                     Severability.  In the event that any provision or any portion of any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Policy will continue in full force and effect without said provision or portion of provision. The remainder of this Policy will be interpreted so as best to effect the intent of the Company and Executive.

12.4.                     Funding.  The Company will not be required to fund or otherwise segregate assets to be used for the payment of any benefits under the Policy.  The Company will make such payments only out of its general corporate funds, and therefore its obligation to make such payments will be subject to any claims of its other creditors.

12.5.                     Withholding.  The Company may withhold all applicable taxes from payments or benefits due under this Policy.